Exhibit 99.3

INFOSYS
PRESS CONFERENCE
December 18, 2003 10:00 AM IST

Tina: Good morning everybody, and welcome to Infosys. Thank you all for coming. Before we go ahead with the press conference I would like to invite a few people who are joining us electronically. From Australia we have our Australian team joining us from Melbourne through videoconference. There is Srinath Batni who is the member of board at Infosys. Gary Ebeyan about whom you will hear very shortly. Sriram who is the head of our Asia Pacific team, and Ananda the Country Manager for Australia. We also have.., welcome all of you..., can you hear me? Srinath?

Srinath: Yes I can hear you.

Tina: Also joining us is Kris Gopalakrishnan, Chief Operating Officer of Infosys, he is currently in Miami in the US and he is joining us through teleconference, welcome to you Kris. Kris are you there? Okay, I think he is joining us shortly.

Okay we will start the press conference with an initial address by Mr. Narayana Murthy, this will be followed by a joint presentation by Nandan Nilekani as well as V. Balakrishnan the Company Secretary. We will then move on to Australia where Srinath and Gary will tell us about the impact of this announcement on the Australian market. We will then throw the floor open for questions. May I ask everybody to keep your cellphones on the silent mode please? Thank you. Over to you Mr. Murthy.

Narayana Murthy: Thank you Tina. Well you know first of all welcome to all of you. When we got listed on NASDAQ in 1999, we said one of the purposes of listing was to use that currency for possible acquisitions, and since then we have looked at about 135 or so candidates and we had laid down very clear requirements. First, the value system of the two companies must be very similar. Second, we wanted complementary values to be brought to the table. Third, we wanted a paradigm where one plus one will become at least three if not eleven. And fourth, we wanted a team in that company which is entrepreneurial, which has tremendous passion, tremendous energy, confidence, and which has considerable respect in the IT circles in that country or in that milieu. Now I am very very happy to say that after a global search and after spending a lot of time we have been able to find one such firm, and you know somebody asked me once, what is your time table for acquisition? I said look acquisition is like falling in love and you cannot really set a time table for that, and it is in some sense like that, I am very happy to say that we have indeed come across one candidate where we have fallen in love, and the description of the candidate and the details will all be given by Nandan and Bala, and all of us will be there to answer questions, of course we have Gary there, we have Srinath, we have Sriram and Ananda, they will be able to answer any of your questions, but again as I said I am very happy, I feel very excited, as you people know I stopped attending any business-related press interactions since last March, that is 31st March, 2002, but then all of my colleagues said that this is a different thing, we are in a sense creating a new paradigm, and here I also should participate, and that is reason why I am here. Now with this I would like Nandan to take over.

Kris are you there?

Kris Gopalakrishnan: Yes.

Narayana Murthy: Okay great.

Nandan: Okay, good morning everyone and once again, thank you for being here. In the next few minutes I will go over the broad contours of what we are doing and why we are doing it, and then I will request my colleague Bala to go over the details of the transaction.

This transaction involves the acquisition of a firm in Australia called Expert Information Systems PTY Limited. I will begin by the safe harbor clause. You have seen the safe harbor clause many times and basically says that should discount any forward looking statements. The contents are, I will talk about the transaction highlights, the rationale for this transaction, what is our current presence in Australia, and then Bala will take up with about Expert and the transaction details.

Infosys will acquire 100% of Expert Information Systems. The purchase consideration for this is approximately AUS $31 million; today the AUS dollar to US dollar is about 0.7, so it is about USD $22.9 million. Now part of this consideration will be payable as an earn out, which means that there will be a cash payment upfront and the balance payment will be based on an earn out, and the earn out will be based on meeting certain financial parameters, and Bala will give you some more details on that. The acquired company will be renamed Infosys Technologies (Australia) PTY Limited immediately on closing of the transaction.

Now what is the rationale for this transaction? I think, Mr. Murthy talked about the strategy and how we look at complementarity and value addition, and we believe that we have to expand the Infosys operation in Australia, Australia is a very important market for us, and we think this transaction enables us to expand our operations and take a leading role there. The purpose is also to strengthen our management team in Australia. Gary and his colleagues have built a very great company, and we believe that their induction into the Infosys folds and the synergies from that are going to greatly benefit Infosys in its plans to be a truly global company, and we welcome Gary and his team and we think they strengthen our management team in Australia. This is also a reaffirmation of the Infosys commitment to the market by enhancing our presence in Australia, by this transaction we are investing money, we are getting more than 300 employees, and therefore it is a big statement about our commitment, our seriousness about building a local presence in Australia, and we believe that our global delivery model combined with the excellent service capabilities of Expert would enable us to become a premier player in the going Australian market.

Currently, in Infosys we already have a presence through our branch. We have 73 employees working in Australia including 19 permanently based, this is data as of September 30th, and three customers include a large telecommunication company and many other banks and others. Our revenue from Australia in USD for the last financial year was $10.3 million, and for the half year ending September 30th, it was about $4.59 million, and we expect that this transaction will help us to enhance our presence and our revenue from Australia. Now with this I will request Bala to get into the details of the transaction, Bala.

Bala: Thank you Nandan. Let me take you through some information on Expert and also the valuation. Expert was founded in 1994 by CEO Gary Ebeyan. It is a closely held company. It is one of the Australia’s leading IT service providers. They have a client base of medium and large enterprises. They won the award for the best information technology company in Victoria in 2002. If you look at their revenues, their revenues was AUS $46.7 million in 2003, with a growth of 38.6% year-on-year and a net profit of AUS $7 million with a growth of 22.8% year-on-year. They have a net income margin of 15% and a gross income margin of 32.5%. In terms of income segmentation, the major exposure is to telecom, which consists 74% of the revenue, finance is 9%, retail 4%, government 2%; they are trying to expand in the other areas apart from telecom to de-risk their business. In terms of employees they have 330 employees, which includes 40 support staff. They employ the largest number of Microsoft accredited staff in Australia. The attrition rate is 4.8%, where as the industry average in Australia is 8.6%. In terms of profile of employees, they have 13 Ph.D., 20 master degree holders, and 297 graduates. Key managers, Gary Ebeyan, has got 17 years of experience in IT industry. Armen (Kocharayan) is ED (Executive Director) and, Chief Technology Officer of the company, he also has 17 years of experience in this industry. Their customers include large telecommunication company, they cannot give the names of the companies due to the confidentiality agreement they signed with the customers, but includes a large telecommunication company, a large domestic banking company, and also a transnational bank headquartered in Australia.

The total transaction value as Nandan said is AUS $31 million, equivalent to US $22.9 million, there is a upfront payment and the escrow payment of $19 million. There is a earn out of $9 million, which is payable over the next three fiscal years based on achieving certain financial targets agreed between both the principals. There is a transition bonus, which is payable to key employees to retain them, and this is payable over the next two years if they remain with the company. The transition cost is estimated to be AUS $1 million.

So, if you look at the financial matrix of the transaction,

•	Transaction value is AUS $31 million equivalent to US $22.9 million,

•	Revenue of Expert for the last fiscal year ending June 30, 2003, was AUS $46.7 million equivalent to US $34.6 million, net profit was AUS $7 million equivalent to US $5.2 million.

So, we had acquired the company at a revenue multiple of 0.67 and price earning multiple of 4.43.

Gary Ebeyan will remain as the CEO of the company post transaction, he will continue there, he will be in the board also. We are reconstituting the board to have 8 members, 6 from our side and 2 from their side. Thank you.

Nandan Nilekani: Yeah, I will now request Srinath and Gary to come in from Australia and say a few words about the importance and value of this deal to the Australian market.

Srinath: Thank you Nandan. This is Srinath here from Melbourne, Australia. This is a good exciting period for all of us here and we are looking at this shaking hands with Expert IS as a means to accelerate our presence in this growing market like Australia. This will also help us to leverage scale and expertise on both sides to bring in a synergy as well as be at a unified global delivery model for the benefit of the market as well as to grow our business and presence here. And the commitment and the investment also in the local market is one of the key factors why we have gone through this. Overall, in a summary, it is a win-win situation for both and we are lucky to have a company like Expert IS join hands with us on this as Mr. Murthy put it this one plus one will be definitely more than three if not eleven, and I am hopeful that we will be able to achieve that in a very short period. Thank you.

Gary, do you want to say something?

Gary: Thank you Srinath. First of all I would like to start by thanking our Chairman Mr. Murthy for the kind words he said about falling in love with what from our perspective is a small company in comparison to Infosys here in Australia and for that sentence to come from what is one of the world’s most admired companies, I have to say I am very humbled and excited.

We are very proud of Expert, We are very proud about what we have built in Australia over the last decade. We believe we have a company of outstanding quality and this is an exciting opportunity for us to bring what we believe is the best of our local talent, our local organizations and marry that what we believe is the best of the global organization, which is in this case Infosys Technologies. We will see that this marriage going forward is going to revolutionize how we work with the local markets where we in the local market can now look at leveraging the best talent here, we can start to work with the local industry and we can take the outstanding, unprecedented value to the local market based on the global delivery model, and we are really excited to get the forefront of this revolution that I think is about to take place in the Australian market and I would like to think that this would be a precedent for many other markets around the globe. So, I am very excited to be a part of the Infosys group. I am very excited to be given the opportunity to continue to run the organization here in Australia. It is exciting time for us and I am going to do everything in my ability the utmost of my work and efforts to make sure that this is a stunning success for both Expert and Infosys going forward. Thank you very much.

Narayana Murthy: Thanks Gary, welcome to Infosys fold, you will be a very important player in framing the future of Infosys as we move forward. May I now request Ananda to say a couple of sentences please?

Ananda: Good afternoon everybody. From a Country Manager’s perspective, I think this is a dream come true. We have always been telling the local market here that we are very committed to this market and I think with this merger we will be able to position Infosys Australia as a company that is capable of delivering not only value at the local level but also at the global level. Thank you.

Narayana Murthy: Thank you Ananda. Sriram? Sriram is head of our Asia Pacific, one of the bright starts of Infosys. Sriram, do you want to say a few words?

Sriram: Yeah thank you Mr. Murthy. This is great timing. I think we have a very large canvas to paint on, we have more capability now on the ground, we have extremely good set of talent that comes in with Gary and his team, and it allows us to reach our dreams for the market here. It is absolutely fantastic.

Narayana Murthy: Thank you. Now Dinesh do you want to say a few words, and then Mohan and then we throw open to questions.

Dinesh: I think it is an exciting time for all of us here and it also proves that Infosys has a strong belief in diversity, diversity of business, diversity of culture, diversity of its employes base. It is a very synergistic acquisition that has happened and I look forward to working with all the people and bringing the synergies in both the teams.

Mohandas Pai: This is part of our strategy of expanding the global footprint for Infosys across the world. In Australia we want to build a market business and what better way to do it than to tie up with the best Australian company. Gary has built a great company, we have gone there, done a full due diligence, and you find that it is best in class. We are very proud of Gary and what Gary has done, and we would like to welcome him in to the Infosys family, and I am sure with Infosys Australia we are going to build a large market presence in Australia. Thank you.

Tina: Yeah Balaji before you start I have one announcement. If you could raise your hand we will bring the microphone to you and please wait for the microphone because we are recording this and it will help us to get the audio clear. So, if you could just raise your hand, the microphone will be brought to you.

Male Participant: I have specific questions, one is could we say this is the first acquisition overseas?

Mohandas Pai: Yes, this is the first company that we have acquired. Earlier we had acquired some products from other companies.

Male Participant: And how many employees does Expert have?

Bala: It has 330 employees, which includes 40 support staff.

Male Participant: And the names of the clients are not given, how many clients do they have as of now?

Bala: They have a client base of around 40, and we cannot give the client names because of confidentiality agreement.

Male Participant: And these 40 are all Australia specific?

Bala: Yeah, most of them are Australia specific.

Srinivas: Mr. Murthy, my name is Srinivas, one thing is what happens to the 330 people. Is there a job move to Bangalore to align with the global model, that is one thing. And the next thing is any revenue figures......

Narayana Murthy: Let me answer that and then the next one.... Let me say this very very clearly, the intention of Infosys is to make its Australian subsidiary much stronger. These are excellent employees, we want that number to grow, just not 330. Hopefully, they would become 3300. So, these are precious assets and Infosys is not just going to let go people like that. So they will be part of building a much greater future for Infosys.

Srinivas: Thank you. I also want to know any revenue projections for the acquired company.

Mohandas Pai: We will give revenue projections as per our guidance, right now, we are not giving any revenue projection. January 9, 2004, we have a board meeting. Transaction becomes effective from January 2, 2004. So, January 9, 2004, we will give revenue projections for that particular quarter from Infosys, Australia.

Vasuki: Vasuki from ANI. Mr. Narayana Murthy, how significant is this for Infosys, this acquisition?

Narayana Murthy: It is significant because Australia is an important growing market. When you have 330 employees with the kind of profile that Bala pointed out, 13 Ph.D. etc., that is extremely important. Because in our business it is really people, processes, and technology, and we believe that given the fact that they are Australians, that 330 of them, we believe that friction to business will be much lower, and we believe that we will be able to leverage the strength of those people. So, it is important.

Male Participant: What next, after this? This is the first company you have acquired, what next?

Narayana Murthy: Well, as and when, we come across the opportunities that meet all our requirements, if both the parties agree, certainly we will at the earliest inform you.

Vijay: Vijay from DNS. Congratulations on your new wedding. Can you spell out your expansion programs?

Nandan Nilekani: As we said, we will give the full details of our future projections for this company and other expansion program in our Q3 board meeting, January 9th.

Vijay: I have a question. Could you just elaborate on how this earn out payment is gong to be made. I just wanted be more clear on that. And is it purely going to be based on performance parameters, and what kind of a timeframe you are talking about thi earn out?

Bala : The earn out payment is payable over three fiscal years, starting from fiscal year ending March 31, 2005. There are certain financial parameters agreed between two parties. So, if they achieve the financial targets, they will get the earn out payment.

Male Participant: Mr. Gary, what made you to sell this company?

Gary: Well, it is an interesting question. I don’t think I have actually sold the company, I think I have married into something that is more significant and has the opportunity as far as future that is a lot more significant then I believe we could have created ourselves. And I think the fact that I stay as a CEO is a firm demonstration that I am well and truly part of this entity. Our staff are looking at me to be a part of the entity going forward. And, I am very committed and excited to make this into a great success.

Narayana Murthy: Let me say this, Gary is, as we all known him, a man with extraordinary passion and energy. He is also a man in a hurry. He wants to dream of much bigger things, and he feels that by aligning with an organization like Infosys, by being a key player in shaping the future of Infosys, there would be greater synergy between his dream and the dream of our company and that is reasonable.

Male Participant: Mr. Gary could you tell how old is this company?

Gary: The company is about 10 years old. I started that in 1994, when I had a great opportunity, and for the last 10 years, we have been operating as Expert and we have grown into the size that we are today.

Male Participant: What has been actually the growth rate over these years?

Srinath: Can you be louder. We are not able to hear?

Male Participant: Could I know the CGC of your company over the last 6-7 years?

Gary: The growth rate of the company, I believe, what we call it has been a controlled growth. I think it has been important for us to grown in such a way that we could maintain the quality of the organization and maintain the delivery capability to our customers. The growth for us has been really year-to-year anywhere between 30% to 100% per year over the last six or seven years.

Male Participant: Would you tell us what actually is the break up of the value and the actual assets of the company in this total deal?

Bala: Net worth of the company is something around AUS $6.2 million. The total transaction value is AUS $31 million.

Male Participant: Last question Mr. Gary do you see any fresh capital infusion coming now that Infosys has taken over?

Nandan Nilekani: I think as we said we are now working on precise business plan for both the firms, it is now Infosys Australia, it is one firm. And I think the capital needs will be based on the business plans of the synergized firm.

Male Participant: Mr. Murthy, a question here. Since how long has Infosys been in talks with Expert for this acquisition, and secondly, this a important acquisition for Infosys, but just considering the fact that Infosys had $750 million of revenue last year, $10 million from Australia, in that context, how important it is?

Narayana Murthy: You know it is important simply because, first of all, as you know, as is pointed out, there is going to be a quantam jump in terms of revenues when you add Infosys revenues and the Expert Systems’ revenues, you already get into something like 3.5-4 times. Secondly, it increases the number of employees in Infosys in Australia by a large percentage, and to have 330 local employees is something, that all of us have always looked forward to So, it is important. There is no doubt at all.

Male Participant: Since the last two months, whats your broad acquisition strategy....

Narayana Murthy: But, remember, right in the beginning I talked about our acquisition strategy, at first I said the value system of the two companies must be very very similar.

Male Participant: Sir, is it to strengthen and build a particular market and location and move forward to other locations through acquisitions. Like now you are focusing on Australia, I think the next acquisition is going to be on other country.

Narayana Murthy: No, let me say this. Globe is our play field. We are equally disposed towards all parts and all corners of the globe except perhaps Antarctica, and at this point in time, there is no company there, maybe some penguins!, but other than that as we said, if the value systems are very similar, #2, if there are complimentary strengths that we bring in, for example, Gary’s company brings 330 high-quality employees, local people.

Third, as I pointed out, this union should lead to at least a paradigm of 1+1 = 3. Of course, my friend Srinath is an ambitious man, he wants to make it somewhere average between 3 and 11, which is 7; I hope you do it Srinath. But, I am saying there should be great synergy. Then, finally, as I said, we want a team where the senior management is not tired, where the senior management just wants to throw in the towel, collect their money and run. We want them to be enthusiastic, energetic, and passionate. We want them to have big dreams. Now, all that we are saying is, look we will provide a larger platform, let us work together and make it even a bigger dream. So, that is our strategy.

Priya Ganapathi: Mr. Nilekani, this is Priya Ganapathi from Rediff. Could you just tell me in terms of revenues what are your top three markets currently, and do you expect that mix to change in the next say two years?

Nandan Nilekani: Our top market is the US, North American market is about 70% of revenues, our European revenues are between 16 to 18%, we don’t break it down by country, and the balance is rest of the world, including Japan and Australia. We don’t really break it down by country for the rest. But as we said, Expert Systems revenue for the last year ending June 30, was about US $34 million, and our revenue for the last financial year from Australia was US $10 million. So, I think, we can see that it will have a very significant impact on the Australian revenues.

Male Participant: Mr. Murthy, I want to understand whether this acquisition protects you to some extent from the backlash against outsourcing in Australia, we have heard of Telstra, and I also want you to talk about your relationship with Telstra, and going forward whether this acquisition helps you kind of smoothen out that whole thing.

Narayana Murthy: Let me tell you first of all in view of the recent victory of India over Australia, where Gary for once we did reasonably well, I don’t believe in defensive back foot play. I am a forward foot player. I would like to Hit sixes and fours if possible. So, this whole thing of doing something to contains the backlash, no, I don’t think we would do any acquisition because I think it is our responsibility to communicate better to the people in that country, how the consumers of that country will benefit, how the corporations in that country will become even more competitive, not just for operations in that country, but also in being successful in third countries. So, I think that is the tactic we have always taken and that is the tactic we will continue to take in making sure that the global delivery model becomes much more acceptable to people. I do not know if making acquisition is the way to do. You have to do acquisition because you have a strategic intent.

Nandan Nilekani: I think there are some important things that we need to understand about the transaction. One is that, it shows that we have every intention of using our capital to make acquisition in the right market where there is value and synergy as we discussed, I think that is one important message. The second thing is that we are in the process of globalization. With this process, we will be more than doubling the number of global employees that we have. So, it is important part of our plan to be a global multicultural company. Third is that we are actually putting a step forward and investing in capital and hiring a lot of local people in the western markets where we operate. So, I think there are some very important message here.

Male Participant: About Telstra... your relationship with Telstra... what’s happening there?.

Nandan Nilekani: Again, we are bound by a lot of client confidentialities. So, I really would not be able to comment further on that.

Narayana Murthy: But let me say that we have excellent relationship with Telstra. They are happy customers. We have close contact between the senior management of Telstra and the senior management of Infosys.

Male Participant: Mr. Murthy, you always said earlier for acquisitions that you want to do it for expertise or to gain skill sets, which Infosys does not have. This seems to be more of for scale.

Narayana Murthy: No, not really. There is some special expertise that Expert System bring to the table, particularly in the area of telecom, and that is something we don’t have today, and second, I think, Australia again is a special market, and these people know much better than we do in operating in that market, they have been there much longer, they understand the culture much better. So, in that sense yes, it is complementary thing. It is specialized expertise, yes.

Nandan Nilekani: Also, we have a lot of high-end technology architects. So it is really, we have gained on the domain knowledge front, we have gained on the local culture front, and we have gained on the technology architecture front.

Male Participant: Sir if someone can explain, what really does this company do, it says IT service provider, but how is it different from ......

Narayana Murthy: Would you want to talk about what Expert System does?

Gary: Expert is a specialist in systems integration application development and our key success factor is as Nandan was saying is the high-end capability in project management in architecture, in solution architecture, in design, and also just overall system integration and EAI. That has really been our focus. However, going forward, we are looking to leverage a lot more of Infosys’ current capability and broaden our offering in the market because that is another, what we see, value that we can bring to the market and help the industry here to take advantage of your technologies in a very cost effective manner.

Male Participant: Mr. Gary, could we know, which verticals in which you have this systems integration and application development..... verticals?

Gary: Okay, we are actually operating across segments. We have one particular sector. So, we certainly, if I look at our customers, we have customers in telecommunications, we have customers in banking and finance, we have customers in Insurance, we have customers in utilities, we have a strong relationship with our local governments, so with the government contracts as well. So, really it spans across. We have been very technology focused today, and we are looking to build on that into more solutions focus as well, which is where the segmentation into market will be even more so important.

Male Participant: Could I know before the acquisition, what was the holding structure of this company, and will there be ESOP?

Bala: this is a privately held company, They had some ESOP and those ESOPs some of them were under water and it was canceled, and they don’t have any outstanding ESOP when we do the transaction.

Male Participant: Would Expert, now with part of Infosys doing any projects for Telstra from here, this company, extending expertise?

Bala: We have some overlap on the customers, certain overlaps are there, so we have to manage both together going forward.

Tina: We will take one last question please.

Male Participant: What is your current strategy on productization. There is also a mention that Expert System has some products, if you can talk about it, and your own company apart from Finacle what kind of progress you are making in productization, are you downplaying it as a matter of strategy, and focusing more on service.

Narayana Murthy: You know, Infosys was the first company to introduce the concept of productization. Products are different from productization, what we meant by the term productization was simply this. When we do a project, there will be components to the project, which can be used across a much larger platform, whether it is technology or with domain expertise. These are the objects. That is the reusable object. Did you mean productization by that or did you mean product.

Male Participant: Sewing together all those reusable objects into a brand, that is what I wanted to know. I was sewing together all that you are learning into one brand.

Narayana Murthy: I think, as we said, they have specialized expertise in the area of telecom, in the area of retail, etc, and thirdly, that will be used across the entire company to bring better value to our customers all over the world. Those are very detailed issues. What kind of reusable objects they have etc, that is all being looked at, and that will be used.

Male Participant: One last question here. Could you just give us the detail on how the margins picture would be post integration with this, Infosys margins as well when you are integrating with Expert?

Mohandas Pai: Yeah, we will give the figures on January 9, 2004. Our style is that we give quarterly figures and one annual figure.

Tina: Thank you all for coming. Please do join us for tea outside in the lounge. Thank you.